SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          -------------

                           SCHEDULE 13D
                          (Rule 13d-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (Amended and Restated)

               Play Co. Toys & Entertainment Corp.
            ----------------------------------------
                         (Name of Issuer)

                  Common Stock, $0.01 par value
             --------------------------------------
                  (Title of Class of Securities)

                            728116104
                         ---------------
                          (CUSIP Number)

 Edwin B. Mishkin, Esq. (the "Trustee"), solely in his capacity as trustee under the Securities Investor Protection Act pursuant to a court order further described in the Schedule 13D filed on March 14, 1995 by the Trustee with respect to the Common Stock of the Issuer and attached as Exhibit A thereto,
      c/o P.O. Box 1098, Wall Street Station, New York, NY
                 10268-1098; Tel: (212) 422-9780.
            ----------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         February 3, 1997
             ---------------------------------------
     (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

                  (Continued on following pages)

                       (Page 1 of 7 Pages)





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CUSIP NO.  728116104                13D           Page 2 of 7 Pages
           ---------


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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin B. Mishkin, Esq., solely in his capacity as Trustee under the Securities Investor Protection Act pursuant to a court order further described herein.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [ X ]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
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                7   SOLE VOTING POWER
NUMBER OF
SHARES              180,155
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
EACH                None
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON
WITH                180,155
                10  SHARED DISPOSITIVE POWER

                    None
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    180,155
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

    CERTAIN SHARES                                           [   ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


    1.54%
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14  TYPE OF REPORTING PERSON


    IN

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      This Amended and Retated Schedule 13D amends and restates
the Schedule 13D filed on March 14, 1995, Amendment No. 1 thereto filed on March 16, 1995 and Amendment No. 2 thereto filed on October 13, 1995, by Edwin B. Mishkin, Esq., solely in his capacity as trustee under the Securities Investor Protection Act, with respect to the Common Stock of the Issuer.

Item 1.    Security and Issuer.

           This statement is filed in respect of shares of common stock, par value $0.01 per share ("Common Stock"), of Play Co. Toys & Entertainment Corp., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 550 Rancheros Drive, San Marcos, California 92069.

Item 2.    Identity and Background.

           (a) The person filing this statement is Edwin B. Mishkin, solely in his capacity as trustee for the liquidation of the business of Adler Coleman Clearing Corp., a Delaware corporation ("Adler"), pursuant to a court order (further described below) under section 78eee(b)(3) of the Securities Investor Protection Act ("SIPA"), with all the duties and powers of a trustee as prescribed in SIPA (the "Trustee").

           (b) The Trustee's business address is 1 Liberty Plaza, 45th Floor, New York, NY 10006. The Trustee's mailing address is P.O. Box 1098, Wall Street Station,
           New York, NY 10268-1098.

           (c) Mr. Mishkin, in his individual capacity, is a member of Cleary, Gottlieb, Steen & Hamilton, a New York partnership, whose principal place of business is 1 Liberty Plaza, 42nd Floor, New York, NY 10006.

           (d) During the past five years, the Trustee (and Mr.
           Mishkin, in his individual capacity) has not been convicted in a criminal proceeding.

           (e) During the past five years, the Trustee (and Mr. Mishkin, in his individual capacity) has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

           (f)  The Trustee is a United States citizen.


                        (Page 3 of 7 Pages)


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           On information and belief, shares of Common Stock
           were first offered to the public pursuant to a registration statement on Form SB-2 (Reg. No. 33-81940- NY) and a prospectus dated November 2, 1994 (the "Prospectus"), filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a price of $5.00 per unit, of 700,000 units ("Units"), each consisting of one share of Common Stock and a warrant ("Warrants") to purchase one share of Common Stock. According to the Prospectus, the Warrants are exercisable for two-years (subject to certain conditions that the Trustee believes are currently satisfied) following the date on which the Warrants first trade separately from the Common Stock.

           The Trustee believes that the Common Stock and Warrants, which are currently trading separately on the NASDAQ SmallCap Stock Market, and the Units, which are no longer traded as a whole, were acquired by Adler from Hanover Sterling & Company, Ltd.
           ("Hanover").

           The Trustee was appointed pursuant to an order of the United States District Court for the Southern District of New York, dated February 27, 1995 (the "Court Order"), attached as Exhibit A to the Schedule 13D filed with respect to the Issuer's Common Stock on March 14, 1995. By operation of law, the Trustee is in possession and effective control of the assets of Adler. Those assets include the assets of Hanover, including the shares of Common Stock described in Item 5, as to which the Trustee may have beneficial ownership.

Item 3.    Source and Amount of Funds or Other Consideration.

           As described in Item 2 above, the Trustee succeeded to the Units, Common Stock and Warrants pursuant to the Court Order.

Item 4.    Purpose of Transaction.

           (a) The Trustee was appointed to fulfill the duties of a trustee under SIPA, and is acting solely in connection therewith.

           In connection with the ongoing claims determination process, the Trustee has determined that a portion of the Units, shares of Common Stock and Warrants previously reported as being possibly benefically owned by him were needed for delivery to former customers of Adler in satisfaction of their claims.

           In his capacity as trustee, the Trustee intends to dispose of the remaining Units, shares of Common Stock and Warrants (or the Common Stock underlying such Units and Warrants, as the case may be), with the purpose of maximizing the value of the business consistent with applicable law and his duties and powers as prescribed in SIPA.



                        (Page 4 of 7 Pages)

           Except as set forth above, the Trustee does not have any plans or proposals that would relate to or result in any of the actions set forth in the other instructions for Item 4, subparts (b) through (j).

Item 5.    Interest in Securities of the Issuer.

           (a) Upon satisfying the claims of former customers of Adler, the Trustee believes that, for the purposes of Rule 13d-3(a), the Trustee will be the beneficial owner of 55,065 shares of Common Stock and 125,090 Warrants, and therefore will be the beneficial owner of an aggregate 180,155 shares of Common Stock.

           Based on the information available to the Trustee, which consists of information contained in the Prospectus together with the Quarterly Report on Form 10-QSB of the Issuer for the quarter ended September 30, 1996, as filed on November 14, 1996, the Trustee believes that there are currently outstanding 11,700,558 shares of Common Stock (including 125,090 shares of Common Stock underlying the Warrants held by the Trustee, as required under Rule 13d-3(d)(1)). Thus, the Common Stock that may be beneficially owned by the Trustee represents 1.54% of the outstanding shares of Common Stock.

           As the Trustee continues his investigation of the assets of Adler, it is possible that he may discover that he may have become the beneficial owner of additional shares of Common Stock pursuant to the Court Order.

           (b) The Trustee believes that, pursuant to his powers and obligations under the Court Order, he has sole voting power and sole dispositive power as to all of the shares of Common Stock listed in Item 5(a) above.

           (c) The Trustee (and Mr. Mishkin, in his individual capacity) has not effected any transactions in the Units, Common Stock or Warrants within the past sixty (60) days.

           (d)  Not Applicable.

           (e)  Not Applicable.


                        (Page 5 of 7 Pages)

           Item 6.   Contracts, Arrangements, Understandings or
           Relationships With Respect to Securities of the Issuer.

           Other than as noted in Item 5(a) and Exhibits B, C and D to Amendment No. 1 to the Schedule 13D filed with respect to the Issuer's Common Stock on March 16, 1995, the Trustee is not aware of any contracts, arrangements, understandings or other relationships with respect to the Units, Common Stock, Warrants or any other securities of the Issuer, other than the duties and powers of the Trustee provided for pursuant to the Court Order or as otherwise described herein.

Item 7.    Material to be Filed as Exhibits.

           The Trustee is not filing any exhibits in connection with this Amended and Restated Schedule 13D. The following exhibits have been previously filed as noted.

           a. Court Order, dated February 27, 1995, attached as
           Exhibit A to the Schedule 13D filed with respect to the Issuer's Common Stock on March 14, 1995.

           b.  Court Order, dated March 15, 1995, attached as
           Exhibit B to Amendment No. 1 to the Schedule 13D filed with respect to the Issuer's Common Stock on March 16, 1995.

           c. Agreement, dated March 15, 1995, attached as Exhibit C to Amendment No. 1 to the Schedule 13D filed with respect to the Issuer's Common Stock on March 16, 1995.

           d.  Press Release, dated March 16, 1995, attached as
           Exhibit D to Amendment No. 1 to the Schedule 13D filed with respect to the Issuer's Common Stock on March 16, 1995.


                        (Page 6 of 7 Pages)


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                            SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 3, 1997
                                    --------------------------------
                                    (Date)

                                    /s/ Edwin B. Mishkin
                                    --------------------------------
                                    (Signature)

                                By: Edwin B. Mishkin, Esq., solely
                                    as the SIPA Trustee for the
                                    liquidation of Adler, Coleman
                                    Clearing Corp.




                        (Page 7 of 7 Pages)

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